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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

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                      ADVANCED LIGHTING TECHNOLOGIES, INC.
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                                (Name of Issuer)

   COMMON SHARES, $.001 PAR VALUE                          00753C 10 2
   ------------------------------                          -----------
   (Title of class of securities)                         (CUSIP number)

         JONATHAN K. SPROLE, ESQ., GENERAL ELECTRIC CAPITAL CORPORATION, 260 LONG RIDGE ROAD, STAMFORD, CONNECTICUT 06927 (203) 357-4000
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           (Name, address and telephone number of person authorized to receive notices and communications)

                                 AUGUST 15, 2003
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                    (Page 1)

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

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP No.                         00753C 10 2                                         13D                                  Page 2
--------------------------------- ----------------------------------------------                 ----------------------------------
---------------------- --------------------------------------------------------- --------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO. 14-0689340 OF ABOVE
                       PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [_]
                                                                                                                      (B) [X]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- ------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- --------------------------------------------------------- --------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- ----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- ----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- ----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- ----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  0

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0

---------------------- --------------------------------------------------------- --------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- --------------------------------------------------



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           This Amendment No. 1 amends the Schedule 13D filed on October 18,
1999, and is filed by General Electric Company ("GE" or the "Reporting Persons"), with respect to the common shares, par value $0.001 per share ("Common Stock"), of Advanced Lighting Technologies, Inc. (the "Company").

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is hereby amended and supplemented as follows:

           On August 15, 2003, GE, acting through its GE Consumer Products business component, entered into an agreement with Saratoga Lighting Holdings LLC ("Saratoga") for the sale by GE to Saratoga of 1,429,590 shares of Common Stock, 761,250 shares of Series A Preferred Stock, and certain contractual rights relating to among other things, warrants, options and proxies (the "Stock Purchase Agreement"). The aggregate sales price for the securities was $12 million in cash.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

           Except as disclosed in this Item 5(a), neither the Reporting Person, nor, to the best of its knowledge, any of its executive officers and directors, beneficially owns any shares of Common Stock of the Company.

           (b) The responses of the Reporting Person to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), neither the Reporting Person, nor, to the best of its knowledge, any of its executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) Except as disclosed in Item 4 hereof, neither the Reporting Person, nor, to the best of its knowledge, any of its executive officers or directors, has effected any transaction in the Common Stock of the Company during the past 60 days.



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           (d) Not applicable.

           (e) On August 15, 2003, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 is hereby amended and supplemented as follows:

           The response set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference. A copy of Stock Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 -         Agreement dated as of August 15, 2003 by and between
                    Saratoga Lighting Holdings LLC and General Electric Company, acting through its GE Consumer Products business component

Exhibit 2 -         Power of Attorney appointing Peter J. Muniz as agent and
                    attorney-in-fact for General Electric Company




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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2003


                                          GENERAL ELECTRIC COMPANY


                                          By:   /s/ Peter J. Muniz
                                              ----------------------------------
                                              Name:  Peter J. Muniz
                                              Title: Attorney-in-Fact




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                                  EXHIBIT INDEX
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Exhibit No.
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Exhibit 1 -         Agreement dated as of August 15, 2003 by and between
                    Saratoga Lighting Holdings LLC and General Electric Company, acting through its GE Consumer Products business component

Exhibit 2 -         Power of Attorney appointing Peter J. Muniz as agent and
                    attorney-in-fact for General Electric Company